Filed by Gryphon Digital Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gryphon Digital Mining, Inc.

Commission File No.: 001-39096

Date: May 19, 2025

The following are excerpts from the transcript of interviews held on May 15, 2025 at the Consensus 2025 Conference in Toronto, Canada with Asher Genoot, Board Member of American Bitcoin Corp. (“ABTC”), Eric Trump, Chief Strategy Officer of ABTC, Michael Ho, Executive Chairman of ABTC, and Matthew Prusak, Chief Executive Officer of ABTC. The excerpts contain only those portions of the transcript relating to discussions of the proposed transactions between ABTC and Gryphon Digital Mining, Inc.

Asher Genoot and Eric Trump Interviewed by Colin Harper at 1:15pm E.T.

Colin Harper

And a lot of things to be excited about. You mentioned the “ABTC” ticker. One of the bigger news items to come out of this week as well, was the announced or proposed merger with Gryphon Digital. So for my next question, what led to this decision to the merger with Gryphon Digital specifically, and what benefits will accrue to Hut 8 and American Bitcoin by taking ABTC public?

Asher Genoot

One of the key areas of American Bitcoin’s growth trajectory was to be a publicly traded entity that investors would have access to and we’d have access to the capital markets to be able to scale and grow at a rapid pace. And we knew the largest shareholder, Anchorage Digital, if they’re out there, shout out to you guys. And we’ve done a lot of work in business together, and we’ve created a great relationship. And we said, look, we’re looking to take this business public. We want to take this business public through an existing mining business. And Gryphon was a smaller mining business, and we said we’d like the fastest path to being able to do so, to be able to really get to the final goal of where we think we can grow and expand this company in the capital markets. And that’s what has allowed Hut 8 to be so successful. And we wanted the ability for Hut 8 to focus its infrastructure, its capital and its shareholders on energy and energy infrastructure, and then for American Bitcoin to be one of the purest Bitcoin proxies and businesses out there.

Colin Harper

Anything to add, Eric?

Eric Trump

No, I think there’s, I think there’s all very well said. I mean, I think maybe the only thing I’d add is actually the speed at which we’ve done this is incredible. The speed at which we came together, the speed at which obviously, the reverse merger happened, and the speed at which we’re going to get to market, I think, is going to be pretty unparalleled for any public company. And I can tell you, there’s a team over here that works 24 hours a day. I wish I could see our chats back and forth, that literally go back and forth all day, every day, Saturday, Sunday. I think the speed of execution of this company is going to be unlike anything that really the capital markets has ever seen before. And I think that should give us a great advantage in an asset where it really is the race to kind of the top, right. And guys, I could tell you this just from kind of my other hat, my real estate hat, I go all over the world every single day I’m traveling. I’m on a plane. Everybody in the world is trying to hoard Bitcoin right now, everybody. I hear it from sovereign wealth funds. I hear it from the wealthiest families. I hear it from the biggest companies. I mean, the adoption of it is incredible. I told this story. I was at MENA in Abu Dhabi, and I told this story right before I got there. A good buddy of mine runs one of the biggest banks in America. You could probably guess which one it is. They run a very, very large office for that bank and in the wealthiest suburb of New York, right in Greenwich, Connecticut. And he always said, a year ago, he was saying, hey, Bitcoin is funny money, Crypto is funny money. The other day, he goes, Eric, where do I buy where do I buy this, this incredible kind of you know, cryptocurrency. Where do I buy Bitcoin? How do I get into this world? And so every single day, guys, I’m telling you, people who were kind of staunchly against it, people who didn’t understand it, people who were closed-minded, people who are kind of rhinos to traditional finance, are coming around in a massive way. And I think the kind of spike in Bitcoin is going to be significant, and therefore it really is kind of a race to the top right now, there’s a lot of people who are, who are running very, very hard at this mission, and I promise you, we’re going to beat them in that marathon.

Colin Harper

Well, gentlemen, we got about two minutes left so one last question would be lightning round. Already coming out the gate strong after launching at the end of March, what should we expect from American Bitcoin for the rest of the year, especially as we approach that Q3 tentative launch date for the public listing.

Asher Genoot

We’re not stopping. I mean, every time I’m with Eric, all he wants me to make sure we know is, if he’s going to be a part of, we’ve got to be the biggest, the best and the fastest. And so we’re sprinting. We’re growing the business. We want to be one of the best Bitcoin companies out there. American Bitcoin will be one of the largest miners, one of the best Bitcoin accumulators, and then also a brand that people can trust and build around and so we’re going to keep sprinting just like we have. We announced a brand six weeks ago, we announced our go-public on Monday, and we’re going to keep moving forward at that rapid rate.

Asher Genoot Interviewed by Eleanor Terrett and Sam Ewen at 2:00pm E.T.

Sam Ewen

Hut 8, originally known for its Bitcoin mining operations, is evolving into a diversified digital powerhouse under the leadership of CEO, Asher Genoot. The company secured $150 million investment from Coatue Management to expand into high performance computing and AI. Additionally, Hut 8 has launched American Bitcoin, a new mining venture in partnership with Eric and Donald Trump Jr.. The company will go public via merger with Gryphon Digital Mining. Joining the show now is Hut 8 CEO, Asher Genoot.

Asher Genoot

Thanks for having me. Appreciate being here.

Sam Ewen

Yeah, thanks for coming. You just got off stage. You and Eric were there. Tell us how did it go? What’d you guys talk about?

Asher Genoot

It’s great. I think I love being in a conversation with Eric, because it’s just natural. It flows, and we can just talk about kind of what we care about from the heart. And I think it was a great conversation. I hope people liked it as well.

Eleanor Terrett

You certainly had a good crowd out there.

Asher Genoot

Yeah, it was great. We got a lot of Americans, Canadians. We got everyone supporting I love it, right?

Sam Ewen

So I want to dive in. So you guys creating this merger. I think it’s your plan is to go close Q3 this year. So as you take American Bitcoin public, what’s, what’s sort of the message you want the average consumer, the average investor to take away. Is it that American Bitcoin is here, or is it that this is an industry that actually has such a growth arc that how could you not be in it?

Asher Genoot

So twofold, one is, our goal is to be one of the best businesses in mining, accumulation and scale in the Bitcoin ecosystem, and be a trusted brand. And that’s first and foremost, and I think the rest will come. I think on the ecosystem part, and I talked about this on stage a little bit earlier, I love this industry because you don’t have to compete against each other. The pie is growing, and the industry is still at its nascent phases of growth where everyone should be working together to really lead us into this new frontier. And so I think about all the people at this conference, all the people in industry, as friends of mine, and saying, how can I help, how can we work together, and how can we build together and really bring this industry forward and hopefully do a lot of that in America.

Eleanor Terrett

What do you hope to achieve with your IPO hopes to go public. I think a lot of tech companies, a lot of crypto companies, obviously sat on the sidelines for many years when it came to the capital markets, you guys have this opportunity. What do you hope to achieve for American Bitcoin by going public?

Asher Genoot

So we took, I started a company, actually called US Bitcoin Corp., which is funny, because we people are like, why don’t you just keep US, why did you go to American? ABTC was we like that ticker. And so US Bitcoin Corp. merged with Hut 8. Hut 8 is a publicly listed company on the Nasdaq and on the Toronto Stock Exchange, so fitting for where we are today. And so as a business, being able to be in the capital markets has allowed us to have a lot more exposure and ability to grow and scale. For example, as you mentioned, Coatue came in as a shareholder and investor. And so with American Bitcoin, it’s really to accelerate growth and scale and then continuing to grow. And I think everyone’s seen what Michael Saylor has done with MicroStrategy and the demand that has been out there for different financial product offerings to help him accelerate his scale. And so that’s why we’re very excited in taking American Bitcoin through this next phase of growth.

Michael Ho and Matthew Prusak Interviewed by William Foxley at 2:45pm E.T.

William Foxley

I love that. So again, US Bitcoin, which you co-founded, then merged with Hut 8, which then spun out American Bitcoin, which then merge with Gryphon Digital, so that’s what happened in the last two years, in a nutshell. You guys have been really busy. So we could do the same kind of thing with him as well. But we’ll cut away from it and just, I want to throw it to you. Like, where is American Bitcoin right now? Like, what is the story of a clean slate? You have a new opportunity here. You got fresh, new merch.

Matt Prusak

We’ve got the merch. We have the swag. So look American Bitcoin is a brand hard launched April 1, right? So we were out Wall Street Journal coverage ready to go, and it is rare now for a new Bitcoin miner to really emerge or have its own brand. As you said, the space has been fragmented. It’s over a dozen public miners. But what’s interesting about that kind of fragmentation is that it creates opportunity for category leader. Somebody really be that pure play. Give Bitcoin exposure, give hash rate exposure. And so there was an immense opportunity here for Hut 8 to carve out those mining assets, obviously, add in Eric as a co-founder, and present that to the public. And that’s basically what we’ve done over the last month.

William Foxley

Are you guys going to make some aggressive make some aggressive plays to go purchase Bitcoin? How does that kind of start? You know, April 1. I mean, you guys just launched. So, like, this is kind of new here.

Michael Ho

I think there’s a lot of excitement in the public markets for Bitcoin accumulation vehicles. Cantor launched CEP, I believe they traded extremely well. They open at $10 up to $57 the first week. We saw David Bailey’s announcement of Nakamoto, also very well received. We’re incredibly excited. We announced our Gryphon transaction. We expect to close that sometime in Q4. The surviving entity will be traded under “ABTC” and we expect to be able to monetize our volatility and be able to raise the converts for both Bitcoin accumulation through mining as well as in the market spot purchases.

William Foxley

What do you have to do on the capital side to be able to get large enough to be able to pull off those converts? Because only a few Bitcoin miners were able to do that in size. CleanSpark, Riot, MARA, might have been one other. So do you guys have to get to a certain trading volume per day? Do you guys have to get to certain market cap? We’re forecasting. This is like when you guys merge with Gryphon. You said was Q4 so it’s a little bit out. But any thoughts on that side of things?

Michael Ho

There is a lot of appetite in the market for converts, and we built extremely strong relationships with a lot of the institutions and the investment banks that are underwriting, that are issuing these converts. We expect to carry over those relationships and to have American Bitcoin very advantaged out of the gate. Again, we’re expecting a Q4 listing, but we’re … stay tuned.

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Cautionary Note Regarding Forward–Looking Information

These communications include “forward-looking information” and “forward-looking statements” within the meaning of the United States securities laws and Canadian securities laws, respectively. All information, other than statements of historical fact, included in these communications that address activities, events, or developments that American Bitcoin Corp. (“ABTC”) expects or anticipates will or may occur in the future is forward-looking information. Examples of forward-looking statements include, but are not limited to, statements relating to the structure, timing, and completion of the proposed transaction between ABTC and Gryphon Digital Mining, Inc. (“Gryphon”), the combined company’s listing on Nasdaq after the closing of the proposed transaction, the expected management and board of directors of the combined company, and the vision, goals, and trajectory of ABTC and the combined company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely,” or similar expressions.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 Corp. (“Hut 8”) as of the date of these communications, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Gryphon’s stockholders, if at all; risks related to Gryphon’s continued listing on Nasdaq until the closing of the proposed transaction; the outcome of any legal proceedings that may be instituted against ABTC, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized, if at all; the possibility that the integration of the two companies may be more difficult, time-consuming, or costly than expected; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; failure of critical systems; geopolitical, social, economic, and other events and circumstances; competition from current and future competitors; risks related to power requirements; cybersecurity threats and breaches; hazards and operational risks; Internet-related disruptions; dependence on key personnel; ABTC’s limited operating history; attracting and retaining customers; entering into new offerings or lines of business; price fluctuations and rapidly changing technologies; purchasing miners; relying on third-party mining pool service providers; uncertainty in the development and acceptance of the Bitcoin network; Bitcoin halving events; competition from other methods of investing in Bitcoin; concentration of Bitcoin holdings; hedging transactions; potential liquidity constraints; legal, regulatory, governmental, and technological uncertainties; and other factors that may affect future results of ABTC, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and other documents subsequently filed by Gryphon with the Securities Exchange Commission (the “SEC”), and in Hut 8’s recent and upcoming annual and quarterly reports and other continuous disclosure documents, which are available under Hut 8’s EDGAR profile at www.sec.gov and SEDAR+ profile at www.sedarplus.ca.

Additional Information About the Proposed Transaction and Where to Find It

These communications relate to a proposed transaction between ABTC and Gryphon. In connection with the proposed transaction, Gryphon intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the Class A common stock to be issued by Gryphon in connection with the proposed transaction. The Registration Statement will include a proxy statement of Gryphon and a prospectus of Gryphon (the “Proxy Statement/Prospectus”), and each of ABTC and Gryphon may file with the SEC other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, the definitive Proxy Statement/Prospectus will be sent to the stockholders of Gryphon to seek their approval of the proposed transaction. These communications are not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that ABTC or Gryphon has filed or may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABTC, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents, if and when filed by ABTC and Gryphon with the SEC, may be obtained free of charge, if and when they become available, at the SEC’s website at www.sec.gov. You will also be able to obtain these documents free of charge, when they are available, by directing a request to Gryphon’s Investor Relations department at (646) 755-7412 or emailing James@HaydenIR.com. The information on Hut 8’s, ABTC’s and/or Gryphon’s respective websites is not, and shall not be deemed to be, a part of these communications or incorporated into other filings any of the companies makes with the SEC.

Participants in the Solicitation

ABTC, Gryphon and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025, the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7, 2024, the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of ABTC and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed transaction and a description of their direct and indirect interests will be included in the Proxy Statement/Prospectus related to the proposed transaction or other relevant materials filed with the SEC, if and when they become available. These documents (if and when available) may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Gryphon using the sources indicated above.

No Offer or Solicitation

These communications are for informational purposes only and are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

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